Profit and Loss

GRR-ITHM, INC.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
60400 Bank Service Charges	110.00
61700 Computer and Internet Expenses	2,235.71
62600 Fees	30.00
66700 Professional Fees	0
66710 Legal Fees	8,036.28
Total for 66700 Professional Fees	**$8,036.28**
69000 Postage and Delivery	620.00
Total for Expenses	**$11,031.99**
Net Operating Income	**-$11,031.99**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$11,031.99**